FORM 27

                    MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                     OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    August 22, 2003

3.  Press Release
    -------------

    August 22, 2003

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF), today announced announced that its ticker symbol has been reinstated as DYMTF.OB with the British Columbia Security Commission and the US Securities and Exchange Commission. The reinstatement is effective immediately.

Last month (July 2003), DynaMotive's symbol was temporarily changed to DYMTE.OB while it finalized auditing of its December 31st, 2002 financial statements. At that time, it projected that the audit and associated regulatory filings would be completed, and the DYMTF.OB ticker would be reinstated, by mid-August. With the audit and all regulatory requirements filed, trading is now proceeding as normal under the symbol DYMTF.OB


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A


8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------
    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 25th day of August, 2003


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman












IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.













DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release -August 22, 2003

           DynaMotive Announces Ticker Symbol Reinstated as DYMTF.OB

Vancouver, BC Canada - DynaMotive Energy Systems Corp. (OTCBB: DYMTF), today announced that its ticker symbol has been reinstated as DYMTF.OB with the British Columbia Securities Commission and the US Securities and Exchange Commission. The reinstatement is effective immediately.

Last month (July 2003), DynaMotive's symbol was temporarily changed to DYMTE.OB while it finalized auditing of its December 31st, 2002 financial statements. At that time, it projected that the audit and associated regulatory filings would be completed, and the DYMTF.OB ticker would be reinstated, by mid-August. With the audit and all regulatory requirements filed, trading is now proceeding as normal under the symbol DYMTF.OB

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char and in doing so establishing these residues as a renewable, environmentally friendly and cost competitive energy reserve.

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                   Managing Director
Tel: (44) 0207 550 3872         Fax:  (44) 0207 409 2304

or US  enquiries, contact:
James Acheson                   Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900             Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.